UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
WeatherFlow-Tempest, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 26, 2018

Physical address of issuer
921 S Clyde Morris Blvd, Daytona Beach, FL 32114

Current number of employees
52

	Most recent fiscal year-end (2025)	Prior fiscal year-end (2024)
Total Assets	4,194,554	2,676,716
Cash & Cash Equivalents	963,743	679,671
Accounts Receivable	671,207	646,930
Short-term Debt	2,041,879	1,378,241
Long-term Debt	4,323,326	4,199,081
Revenues/Sales	12,891,935	13,268,379
Cost of Goods Sold	4,730,722	6,027,027
Taxes Paid	1,600	5,600
Net Income	-880,751	-1,819,477

May 07, 2026

FORM C-AR

WeatherFlow-Tempest, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by WeatherFlow-Tempest, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://tempest.earth/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 07, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection

with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

WeatherFlow-Tempest, Inc. (the "Company") is a Delaware Corporation, formed on December 26, 2018.

The Company is located at 921 S Clyde Morris Blvd, Daytona Beach, FL 32114.

The Company's website is https://tempest.earth/.

The information available on or through our website is not a part of this Form C-AR.

The Business

WeatherFlow-Tempest, Inc. ("WeatherFlow" or the "Company") operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and advanced weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and significant cost savings for customers. Specifically, the company sells products and services that provide weather data, both observations and forecasts. These include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API. The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). The Company also has several pending patent applications (Serial Nos. 30/048,086; 30/048,088; and 30/048,090). Additionally, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST, T°, and NEARCAST. WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018, and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021 when it was spun off as a separate entity.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition.

The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock or Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided, in any future offering documentation, including the following risk factors. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation of the company at the time of each past offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and investors may risk overpaying for an existing or future investment.

The transferability and rights of the Securities investors have purchased are limited

All Stock purchased through previous crowdfunding campaigns are subject to SEC limitations of transfer. This means that the stock purchased cannot be resold for a period of one year after purchase. The exception to this rule is if investors are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of investor's family, trust created for the benefit of the investor's family, or in connection with the investor's death or divorce.

An existing or future investment could be illiquid for a long time

You should be prepared to hold an investment for several years or longer. For the 12 months following an existing or future investment there will be restrictions on how investors can resell the securities investors receive. More importantly, there is no established market for these securities

and there may never be one. As a result, if investors decide to sell securities in the future, investors may not be able to find a buyer. The Company may be acquired by an existing player in the weather industry or another buyer. However, that may never happen or it may happen at a price that results in losing money on any investment.

We may not have enough capital as needed and may be required to raise more capital

We may need access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, an existing or future investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, any ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on existing or future investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of an existing or future investment.

Terms of subsequent financings may adversely impact an existing or future investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of an existing or future investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock was issued in 2025, and preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock or convertible debt could be more advantageous to those investors than to the holders of Common Stock or previously issued Preferred Stock. In addition, if we need to raise more equity capital from the sale of Common Stock or preferred stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of an existing or future investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in any offering past or future may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in future offerings. Any such investments are included in the raised amount disclosed to investors.

We are reliant on one main type of service

All of our current products and services are related to weather. Although we have multiple tranches of revenue with multiple products in each tranche, all of our revenue derives from weather related products and services.

Some of our planned products are still in the prototype phase. It is possible that some of our planned products may never become operational products or that these products may never be used by anyone. It is possible that the failure to release these planned products is the result of a change in business model with respect to those products, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

Preferred Stock and Common Stock purchased by an investor have voting rights attached to them. However, investors who acquired securities under the Company's Regulation CF offerings are minority shareholders of the Company, and their voting rights are exercised through one of two structures depending on the platform through which they invested.

For investors who participated through the Company's StartEngine offering, each investor holds securities directly and has agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as voting proxy. As a result, the CEO votes those shares on the investors' behalf.

For investors who participated through the Company's Wefunder offering, the securities are held through a special purpose vehicle (the "SPV"). The SPV votes the underlying shares as a single holder through a proxy. Accordingly, these investors do not vote their shares directly and rely on the proxy arrangement governing the SPV.

In both cases, investors are trusting in management discretion to make good business decisions that will grow an existing or future investment. Furthermore, in the event of a liquidation of the Company, investors will only be paid out as a holder of Preferred Stock to the extent there is sufficient cash remaining after all creditors of the Company have been paid.

You are trusting that management will make the best decision for the company

Investors are trusting in management discretion, and buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow an existing or future investment.

Our new sales initiatives could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that strategic partnerships will enable our products to gain traction in the marketplace at a faster rate than the recent past. It is possible that our new products will fail to gain market acceptance for any number of reasons. If new products

fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of an existing or future investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a relatively short history. If investors are investing in this company, it's because investors think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. There is no assurance that we will turn a large profit.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our intellectual property could prevent us from enforcing them

Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, an existing or future investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right personnel in the right positions at the right time. This would likely adversely impact the value of an existing or future investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime

Our ability to sell products may be dependent on relevant government laws and regulations. The laws and regulations concerning the selling of products and services may be subject to change and if they do, then the selling of product and services may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell product and services and therefore an existing or future investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including obtaining weather information, manufacturing, shipping, accounting, data supply, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, an existing or future investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of customers that utilize our products and services. Further, any significant disruption in the company's service(s) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our cyber security platforms. Any disruptions of services or cyber-attacks either on our technology provider or on our company equipment could harm our reputation and materially and negatively impact our financial condition and business.

Customers must remain interested in our products

Although we are a unique company that caters to weather related services and people's desire to know weather related information will likely not subside, our business growth depends on the market interest in the Company's products and the services that the Company provides. There can be no assurance that interest will remain.

Foreign Contract Manufacturing

The Company is heavily reliant on a single contract manufacturing firm located in Shenzhen, China, and it would be a significant disruption to the Company and its ability to continue its business as currently conducted without the support of this company. Although this risk is somewhat mitigated because we have an excellent and long-term relationship with the company's sole owner, and because we have the capability to manufacture some of our products in our facility in Daytona, Florida, and the Company has established strong relationships with other contract manufacturers in the US and other countries that could manufacture current and future products. If we do not have a capable contract manufacturer to manufacture our products, our business could face serious disruption. An existing or future investment could be adversely impacted by our reliance on third parties and their performance.

Reliance on an affiliate company

The Company relies on an affiliate company, WFn Holdings Inc ("WFn"), to supply weather data from WFn's industrial grade network of weather stations to make the Company's products and services more valuable. This data is particularly important for some of the Company's Lifestyle App customers who utilize the Lifestyle App service in the US coastal zone, and for business customers located in the US coastal zone. If the Company lost access to WFn's weather data, the Company could experience a significant disruption to its business and some of our products and services may no longer be attractive or useful for some of our customers, causing a decline in the value of the Company. Although this risk is somewhat mitigated because of a multiple year agreement on favorable terms for the Company and because there is substantial common ownership between WFn and the Company (the owners of WFn own a large majority of the shares of the Company) an existing or future investment, nonetheless, could be adversely impacted by our reliance on WFn.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

WeatherFlow-Tempest, Inc. ("WeatherFlow" or the "Company") operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and advanced weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and significant cost savings for customers. Specifically, the company sells products and services that provide weather data, both observations and forecasts. These include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API. The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). The Company also has several pending patent applications (Serial Nos. 30/048,086; 30/048,088; and 30/048,090). Additionally, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST, T°, and NEARCAST. WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018, and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021 when it was spun off as a separate entity.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel "Buck" Lyons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Director and Chairman of the Board January 2019 - Present. Responsibilities: Strategic planning and overall management.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WFn Holdings, Inc. CEO January 2012 - Present. Responsibilities: Strategic planning and overall management. Synoptic Data PBC Director September 2012 - Present Responsibilities: Providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Name

David St. John

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO & Director January 2019 - Present. Responsibilities: Management responsibility over hardware and software development. David is a founding shareholder in the Company and current fulltime employee.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WFn Holdings, Inc. CIO January 2000- January 2019 Responsibilities: Oversight of all software development and maintenance.

Name

Phillip Atkinson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder and Director January 2019 - Present. Responsibilities: Strategic advisement and product design advisement. Phillip is a major shareholder but is not active in day to day operation and is working for the company as contracted consultant

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WFn Holdings, Inc. President and Chief Operating Officer March 2021- January 30, 2025 Responsibilities: General management of the Company. WFn Holdings, Inc. Chief Information Officer & Chief Operating Officer January 2013 - March 2021. Responsibilities: Oversaw day-to-day operations and kept the data flowing.

Name

Michael Samols

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Consultant and Director April 2021 - Present Responsibilities: Strategic Advisement. Michael is a shareholder and serves his role as Director without compensation.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Self-Employed Consultant October 2015- Present Responsibilities: Strategy consulting and business development work on a contract basis.

Name

Mark Soane

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director August 2025 - Present. Responsibilities: Strategic Advisement. Mark is a shareholder and serves his role as Director without compensation. In the past Mark has served briefly as a consultant for minor compensation

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Glidepath Partners Managing Director July 2013 - Present. Glidepath invests in established venture-backed companies seeking capital for expansion and recapitalizations. It invests in both bridge notes and preferred stock.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Daniel "Buck" Lyons

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Director and Chairman of the Board January 2019 - Present. Responsibilities: Strategic planning and overall management.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WFn Holdings, Inc. CEO January 2012 - April 2021 Responsibilities: Strategic planning and overall management. Synoptic Data PBC Director September 2012 - Present Responsibilities: Providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Name

David St. John

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CTO January 2019 - Present Responsibilities: Management responsibility over hardware and software development. David is a founding shareholder in the Company and current fulltime employee.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

WFn Holdings, Inc. CIO January 2000- January 2019 Responsibilities: Oversight of all software development and maintenance.

Name

Edward Dingels

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO September 2023 - March 2024 Responsibilities: Operational leadership and day-to-day management of company activities.

President & COO March 2024 - Present Responsibilities: Operational leadership and day-to-day management of company activities.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

COO September 2023 - March 2024 Responsibilities: Operational leadership and day-to-day management of company activities.

President & COO March 2024 - Present Responsibilities: Operational leadership and day-to-day management of company activities.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	15,648,697
Voting Rights	One vote per share.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Total Proxy Group Votes as of end of 2025: 2,003,227

Type of security	Convertible Promissory Note
Amount outstanding	930,000
Voting Rights	The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below: Maturity Date: Originally June 2024; extended to June 2026 and subsequently, by agreement of a majority-in-interest of the note holders, to January 1, 2027) Interest Rate: 7.0% Discount Rate: 33.0% Valuation Cap: None Conversion Trigger: a qualifying event (or at the option of the holder)
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Material Rights There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.45 per share.
Value of SAFE or Convertible Notes	

Type of security	Convertible Promissory Note
Amount outstanding	$300,000
Voting Rights	The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below: Principal Amount outstanding: $300,000.00 Maturity Date: Originally June 2024; extended to June 2026 and subsequently, by agreement of a majority-in-interest of the note holders, to January 1, 2027. Interest Rate: 7.0% Discount Rate: 33.0% Valuation Cap: None Conversion Trigger: a qualifying event (or at the option of the holder)
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Material Rights There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.92 per share.
Value of SAFE or Convertible Notes	

Type of security	Accrued Interest on Convertible Notes
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	Total accrued interest on convertible notes as of 12/31/2025 is $346,288
Value of SAFE or Convertible Notes	

The Company has the following debt outstanding:

Type of debt	Trade accounts payable and other liabilities
Name of creditor	
Amount outstanding	$907,607
Interest rate and payment schedule	0.00%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	
Name of creditor	Credit Card
Amount outstanding	45,055
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Convertible Note Holders
Amount outstanding	930,000
Interest rate and payment schedule	7.00%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 2027 (as extended by a majority-ininterest of the note holders; originally June 2024)
Other material terms	

Type of debt	Convertible Notes
Name of creditor	Convertible Note Holders
Amount outstanding	$300,000
Interest rate and payment schedule	7.00%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 2027 (as extended by a majority-ininterest of the note holders; originally June 2024)
Other material terms	

Type of debt	Notes
Name of creditor	WindSail Capital Group
Amount outstanding	3,239,694
Interest rate and payment schedule	Cash interest rate of 9.50% per annum and a paid-in-kind ("PIK") interest rate of 5.00% per annum. PIK interest is compounded monthly and added to the outstanding principal balance
Amortization schedule	
Describe any collateral or security	
Maturity date	March 22, 2027
Other material terms	As of December 31, 2025, the outstanding balance of the WindSail Loan was $3,239,694, including accrued PIK interest of $258,470 and net of unamortized debt discount of $18,776.

The total amount of outstanding debt of the company is $5,397,356.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	652,040	$1,760,131 gross / $1,588,095 net of issuance costs	Working Capital	December 16, 2024 — Feb 22, 2025	Regulation CF (StartEngine)
Common Stock	12,076,885	$1,207,688.50	Formation assets and start-up capital.	January 2, 2019	Section 4(a)(2)
Convertible Notes		$100,000.00	Marketing	May 30, 2019	Section 4(a)(2)
Convertible Notes		$930,000.00	Marketing, Company Employment, Inventory, and Cash on Hand.	October 29, 2021	Section 4(a)(2)
Common Stock	1,075,086	$2,435,014.91	Working Capital	April 30, 2022	Regulation CF
Common Stock	289,000	$289.00	Included as part of a debt transaction to raise $3,000,000	March 22, 2024	Section 4(a)(2)
Common Stock	683,141	$1,594,921.96	Working Capital	April 7, 2023	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Daniel	26.29%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A are unaudited management-prepared financial statements. Audited financial statements, when available, will be filed by amendment to this Form C-AR.

Operations

During the fiscal year ended December 31, 2025, the Company generated revenues of $12,891,935, compared to $13,268,379 for the fiscal year ended December 31, 2024, a decrease of approximately $376,000, or 2.8%. Notwithstanding the modest decline in top-line revenue, the Company materially improved its operating results. Cost of goods sold fell to $4,730,722 in 2025 from $6,027,027 in 2024 (as restated), a reduction of approximately $1,296,000, or 21.5%. As a result, gross profit increased to approximately $8,161,000 in 2025 from approximately $7,241,000 in 2024, and gross margin improved to roughly 63% of revenue from approximately 55% in the prior year. These improvements reflect the Company's continued focus on cost management, sourcing efficiencies, and a more favorable revenue mix.

The combined effect of stable revenue and improved gross margin was a substantial reduction in the Company's net loss, which narrowed to $880,751 in 2025 from $1,819,477 in 2024 (as restated), an improvement of approximately $939,000, or 52%. Management believes these results reflect meaningful progress toward sustainable operations and a stronger financial position entering fiscal year 2026.

Liquidity and Capital Resources

During the year ended December 31, 2025, the Company repaid $25,000 of convertible note principal in cash to one note holder. Another investor has committed to fund this $25,000 of notes, and the committed amount is recorded as a convertible note subscription receivable on the balance sheet. Accordingly, the aggregate convertible note principal as of December 31, 2025 remained $1,230,000 ($930,000 received during 2021 and $300,000 received during 2022 under a single note issuance).

On December 16, 2024 the Company filed a Form C with the Securities and Exchange Commission for a Crowdfunding offering on StartEngine, offering its Preferred Stock at $3.00 per share. During the year ended December 31, 2025, the Company sold 652,040 shares of Preferred Stock under this offering, raising approximately $1,760,131 in gross proceeds and $1,588,095 in net proceeds (after issuance costs of $172,037).

On March 22, 2024 the Company conducted an offering pursuant to Section 4(a)(2). As part of the terms for debt provided by WindSail Capital the company issued a warrant for 289,000 shares at $0.001 price per share, which was redeemed for shares with payment of $289.00.

In December 2025, the Board of Directors approved grants under the Company's Equity Incentive Plan, including non-statutory stock options to purchase up to 2,125,000 shares of Common Stock

at exercise prices of $0.15 to $1.00 per share, and 62,240 shares of restricted stock. The options remain outstanding as of the date of this report.

On April 7, 2023 the Company conducted an offering pursuant to Regulation CF and raised $1,594,921.96.

On April 30, 2022 the Company conducted an offering pursuant to Regulation CF and raised $2,435,014.91.

On October 29, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $930,000.00 in convertible notes.

On May 30, 2019 the Company conducted an offering pursuant to Section 4(a)(2) and raised $100,000.00.

On January 2, 2019 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,207,688.50.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis

of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	WFn Holdings, Inc
Relationship to the Company	A company owned by the primary founders of WeatherFlow-Tempest, Inc.
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Material Terms: Expenses charged by WFN under the data licensing agreement and related arrangements totaled $288,924 for the year ended December 31, 2025 (net of a $150,000 vendor credit and including $31,330 of revenue-share charges accrued at year-end) and $544,713 for the year ended December 31, 2024 (as restated, net of a $150,000 vendor credit). During 2025, WFN issued vendor credits of $150,000 for each of the years 2024 and 2025 relating to ProNet data license charges; the 2024 credit is reflected as a restatement of the previously issued 2024 financial statements. There is a receivable due from WFN (deposit) of $32,500 as of December 31, 2025 and December 31, 2024. After giving effect to the vendor credits, WFN was in a net credit position of $268,670 as of December 31, 2025 and $75,826 as of December 31, 2024 (as restated), presented within accounts payable and expected to be applied against future data license charges.

Related Person/Entity	Synoptic Data PBC
Relationship to the Company	A company in which WFn Holdings Inc owns a minority stake.
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	No revenue was recognized from Synoptic Data PBC, an entity in which WFn Holdings, Inc. holds a minority interest, during the years ended December 31, 2025 or 2024..
Related Person/Entity	TOA Systems LLC
Relationship to the Company	It was a wholly owned subsidiary of WFn Holdings Inc. that is no longer an active entity
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Daniel Lyons
(Signature)

Daniel Lyons
(Name)

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements (Unaudited — Management Prepared)

Type of security	Preferred Stock
Amount outstanding	652,040 shares
Voting Rights	As determined by the Board of Directors at issuance per Certificate of Designation. Reference the Form C and Subscription Agreement filed with the Securities and Exchange Commission for the StartEngine offering for full terms.
Anti-Dilution Rights	To confirm from Daniel — Anti-Dilution provisions for the Series A-CF Preferred Stock to be confirmed from the Series A-CF Certificate of Designation filed with the Delaware Secretary of State and attached as an exhibit to the Form C filed on December 16, 2024.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Preferred Stock may rank senior to Common Stock with respect to dividends and liquidation preferences. Reference the Form C and Certificate of Designation for full terms.
Other Material Terms or information.	Preferred Stock issued during fiscal year 2025 pursuant to the Company's Regulation CF offering on the StartEngine platform. Offering price: $3.00 per share. Total preferred stock issued and outstanding as of December 31, 2025: 652,040 shares. Net proceeds to the Company (after issuance costs of $237,147) were $1,522,984.